FORM 6-K

                      Securities and Exchange Commission
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of,                      December                         , 2002
                 --------------------------------------------------  ---------

                          Research In Motion Limited
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
-------------------------------------------------------------------------------
                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                Form 20-F                      Form 40-F        X
                         ----------------                ----------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                              No          X
                      ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                                DOCUMENT INDEX

Document                                                             Page No.

1.       Press Release dated December 5th, 2002                         4
2.       Press Release dated December 5th, 2002                         6
3.       Press Release dated December 5th, 2002                        10

                                                                   Document 1

                                                             December 5, 2002

FOR IMMEDIATE RELEASE

               VERIZON WIRELESS AND RESEARCH IN MOTION TO OFFER
     NEW BLACKBERRY 6750 ON VERIZON WIRELESS' HIGH-SPEED EXPRESS NETWORK

Bedminster, NJ and Waterloo, ON - December 5, 2002 - Verizon Wireless, the largest wireless service provider in the U.S., and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), the leading developer of wireless enterprise solutions, intend to offer a new BlackBerry(TM) handheld for Verizon Wireless' national high-speed Express Network(TM). Express Network customers can expect average data transmission speeds between 40 and 60 kilobits per second (kbps) with bursts up to 144 kbps. The BlackBerry 6750(TM), based on the proven and popular BlackBerry wireless platform, supports CDMA 1X and will operate on Verizon Wireless' national high-speed Express Network; this will mark the first time that BlackBerry will be available on a 1X network in the U.S. Verizon Wireless and RIM said the BlackBerry 6750 on Express Network is expected to launch in the first quarter of 2003. Further details were not disclosed.

About Verizon Wireless
Verizon Wireless is the nation's leading provider of wireless communications. The company has the largest nationwide wireless voice and data network and
31.5 million customers. Headquartered in Bedminster, NJ, Verizon Wireless is a joint venture of Verizon Communications (NYSE:VZ) and Vodafone (NYSE and LSE:
VOD). Find more information on the Web at www.verizonwireless.com.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

                                     # # #

Media Contacts:
Jeffrey Nelson
Verizon Wireless
908.306.4824
Jeffrey.Nelson@VerizonWireless.com

Scott Pollard
Brodeur Worldwide for RIM
212.771.3644
spollard@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, whether RIM and Verizon Wireless will enter into a definitive agreement, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's and Verizon Wireless' products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's and Verizon Wireless' periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities. Verizon Wireless and RIM assume no obligation to update the forward-looking information contained in this press release, except as otherwise required by applicable law.

                                                                   Document 2

          BlackBerry 6720 Now Available In Europe For The First Time

Waterloo, ON - December 5, 2002 - Research In Motion (RIM) (Nasdaq: RIMM, TSX:
RIM) today announced that the BlackBerry 6720 Wireless Handheld(TM) is now available in the United Kingdom through T-Mobile UK. This represents the first commercial availability in Europe of RIM's new BlackBerry 6700 series handhelds.

"T-Mobile is proving its commitment to the corporate market with the roll-out of the BlackBerry communications solution in Europe. Business customers want to be able to communicate both electronically and verbally wherever and whenever they want, so it is essential we meet this demand through integrated and easy to use solutions that make unproductive waiting times more efficient. The launch of this service is key to T-Mobile's strategy for ensuring a leading market position in enterprise data solutions," said Nikesh Arora, member of the management board of T-Mobile International.

"We are pleased to be working with T-Mobile to offer the BlackBerry 6720 to corporate customers in Europe for the first time," said Charles Meyer, Director and Vice President, Europe at Research In Motion. "With its built-in phone, corporate email integration, advanced security and Java support, the BlackBerry 6720(TM) is truly unmatched in the wireless enterprise market."

BlackBerry continues to distinguish itself as the leading wireless platform for corporate customers. Specifically designed to meet the needs of both end users and IT departments, BlackBerry incorporates the industry's best hardware, software and services to provide a seamless, end-to-end solution. The BlackBerry 6720(TM) leverages RIM's advanced technologies and infrastructure together with Java(TM) 2 Micro Edition (J2ME) and leading GSM/GPRS wireless networks to provide a compelling and seemingly effortless experience.

Handheld Design: The BlackBerry 6720 offer always-on data operation with an integrated phone. With a palm-sized form, the BlackBerry 6720 is sleek (approximately 4.75 x 3.0 x 0.70 inches) and lightweight (approximately 4.85 oz) with an embedded RIM wireless modem and internal high performance antenna. The handheld features an easy-to-use "thumb-typing" keyboard (based on RIM's popular keyboard design), navigation trackwheel, rechargeable and removable lithium battery, large screen, intuitive interface, integrated speaker/microphone and headset jack. Both the screen and keyboard are backlit for easy reading and typing during day or night.

Dual Band: The BlackBerry 6720 is a dual band handheld that operates on 900/1800 MHz GSM/GPRS wireless networks in Europe and Asia Pacific. Mobile professionals can use one handheld to access company information and manage communications while roaming.*

Email: RIM's advanced approach to wireless email is popular and proven with enterprise customers. BlackBerry 6720 users can enjoy a secure, wireless extension to their existing enterprise mailbox. There is no need to worry about retrieving or "pulling" email since BlackBerry's "push" architecture enables email to be automatically delivered. Users can read, compose, forward, reply, file or delete messages at their convenience and synchronize their inbox and folders between their BlackBerry handheld and PC.

Phone*: The built-in, high-quality phone supports GSM voice services with optional features such as call waiting, call answer, conference calling and call forwarding. It includes an integrated speaker/microphone designed for comfort and clarity when held to the ear and a headset that attaches for convenient, hands-free conversation allowing users to read, type or retrieve information while they talk. A call management button also enables users to quickly access the phone application and turn on/off the mute feature.

SMS*: Short Messaging Service (SMS) enables short text messages to be quickly exchanged between BlackBerry 6720 handhelds and other SMS-enabled devices (including cell phones) without adding email messages to an inbox. The specially designed keyboard on the BlackBerry handheld is ideal for typing SMS messages quickly.

Browser*: An increasing variety of wireless Internet services are available that allow fast access to select information on the web including news, travel, business and entertainment updates. BlackBerry 6720 users can use the BlackBerry browser to access their carrier's content services and gateways. The BlackBerry browser is dual-purpose for organizations that deploy BlackBerry Enterprise Server v3.5, allowing it to also access corporate data securely via the new Mobile Data Service feature of BlackBerry Enterprise Server. The BlackBerry browser supports standard WML, HTML and XML based content and HTTP/HTTPS connectivity to BlackBerry Enterprise Server.

Organizer: A full-featured connected organizer is included with calendar, address book, memo pad and task list applications for maximum productivity. With RIM's wireless calendar synchronization+ features, the user's online calendar and handheld calendar can be wirelessly synchronized without need for a cradle. This enables the user to initiate, accept or decline meeting requests using their BlackBerry handheld and their online calendar will also be updated for the benefit of colleagues and assistants trying to schedule new appointments.

Application Integration: The BlackBerry 6720 features exceptional software integration, making it very easy to use. A single integrated address book and inbox serve all email, voice and SMS applications. And you can even click on an email address, telephone number or URL inside a message to automatically invoke an email message, call the telephone number or connect to the URL.

Java: Java 2 Micro Edition (J2ME) is a powerful development platform that is optimized for wireless devices and provides an industry standard programming environment for custom and commercial application development and deployment. In addition to Java-based handhelds, RIM offers a BlackBerry Development Environment for J2ME. Support for J2ME opens the BlackBerry platform to a large and growing developer community that currently includes more than three million Java developers.

BlackBerry Enterprise Server: Thousands of companies and government organizations around the world have deployed BlackBerry Enterprise Server software behind their firewall. BlackBerry Enterprise Server supports both Microsoft(R) Exchange and IBM Lotus(R) Domino(TM) environments with single mailbox integration and provides IT departments with centralized administration, end-to-end security (using Triple DES encryption), multi-network support and a powerful development platform.

Pricing And Availability: The BlackBerry 6720 handheld is available today from T-Mobile UK, part of the T-Mobile International group. Handheld/airtime pricing and roaming services are determined by network carriers and will vary based on specific service plans.


About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

                                     # # #

Media Contacts:
For North America and Asia Pacific:
Courtney Flaherty
Brodeur Worldwide for RIM
212.771.3637
cflaherty@brodeur.com

For Europe:
Tilly Quanjer
RIM Europe
+44 (0) 1784 223987
tquanjer@rim.net

Investor Contact:
RIM Investor Relations
Tel: +1 519.888.7465
E-mail: investor_relations@rim.net

NOTE TO EDITORS: To download images of the new BlackBerry handhelds, plus other RIM products and corporate images, please visit:
http://www.rim.com/news/kit/media/downloads/index.shtml.

* Check with service providers for availability and service plans
+ Requires BlackBerry Enterprise Server 2.1 or higher

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.

                                                               Document 3

  RIM Introduces First BlackBerry Wireless Handheld For CDMA2000 1X Networks

          Java-Based BlackBerry 6750 Features Wireless Email, Phone,
                     SMS, Web And Organizer Applications

Waterloo, ON - December 5, 2002 - Research In Motion (RIM) (Nasdaq: RIMM; TSX:
RIM) today introduced the data and voice-enabled BlackBerry 6750(TM) handheld that will operate on CDMA2000 1X wireless networks. The new BlackBerry 6750 features wireless email, dual band phone, SMS, browser and organizer applications in a single handheld and supports Java(TM) 2 Micro Edition
(J2ME).

"The BlackBerry 6750 is a sleek and powerful handheld that leverages the performance of next generation 1X wireless networks and the extensibility of the BlackBerry platform," said Mike Lazaridis, President and Co-CEO at Research In Motion. "BlackBerry has already been adopted by thousands of businesses and government organization as an open, secure and powerful platform that integrates tightly with back-end systems and offers a compelling return on investment. We believe today's announcement significantly strengthens the BlackBerry story for customers through added support for the CDMA 1X standard and collaboration with leading carriers."

BlackBerry continues to distinguish itself as the leading wireless platform for corporate customers. Specifically designed to meet the needs of both end users and IT departments, BlackBerry incorporates the industry's best hardware, software and services to provide a seamless, end-to-end solution. The BlackBerry 6750 is the newest addition to the multifaceted BlackBerry solution and leverages RIM's advanced technologies and infrastructure together with Java 2 Micro Edition (J2ME) and leading CDMA2000 1X wireless networks to provide a compelling and seemingly effortless experience.

INTRODUCING BLACKBERRY 6750 WIRELESS HANDHELD

Handheld Design: The BlackBerry 6750 offers always-on data operation with an integrated phone. With a palm-sized form, the BlackBerry 6750 is sleek (approximately 4.75 x 3.00 x 0.70 inches) and lightweight (approximately 5.00 oz) with an embedded RIM wireless modem and internal high performance antenna. The handheld features an easy-to-use "thumb-typing" keyboard (based on RIM's popular keyboard design), navigation trackwheel, rechargeable and removable lithium battery, large screen, intuitive interface, integrated speaker/microphone and headset jack. Both the screen and keyboard are backlit for easy reading and typing during day or night.

Email: RIM's advanced approach to wireless email is popular and proven with enterprise customers. BlackBerry 6750 users can enjoy a secure, wireless extension to their existing enterprise mailbox. There is no need to worry about retrieving or "pulling" email since BlackBerry's "push" architecture enables email to be automatically delivered. Users can read, compose, forward, reply, file or delete messages at their convenience and synchronize their inbox and folders between their BlackBerry handheld and PC.

Phone: The built-in, high-quality phone supports CDMA voice services with optional features such as call waiting, call answer, conference calling and call forwarding. It includes an integrated speaker/microphone designed for comfort and clarity when held to the ear and a headset that attaches for convenient, hands-free conversation allowing users to read, type or retrieve information while they talk. A call management button also enables users to quickly access the phone application and turn on/off the mute feature.

SMS: Short Messaging Service (SMS) enables short text messages to be quickly exchanged between BlackBerry 6750 handhelds and other SMS-enabled devices (including cell phones) without adding email messages to an inbox. The specially designed keyboard on the BlackBerry handheld is ideal for typing SMS messages quickly.

Browser: An increasing variety of wireless Internet services are available that allow fast access to select information on the web including news, travel, business and entertainment updates. BlackBerry 6750 users can use the BlackBerry browser to access their carrier's content services and gateways. The BlackBerry browser is dual-purpose for organizations that deploy BlackBerry Enterprise Server v3.5, allowing it to also access corporate data securely via the new Mobile Data Service feature of BlackBerry Enterprise Server. The BlackBerry browser supports standard WML, HTML and XML based content and HTTP/HTTPS connectivity to BlackBerry Enterprise Server.

Organizer: A full-featured connected organizer is included with calendar, address book, memo pad and task list applications for maximum productivity. With RIM's wireless calendar synchronization+ features, the user's online calendar and handheld calendar can be wirelessly synchronized without need for a cradle. This enables the user to initiate, accept or decline meeting requests using their BlackBerry handheld and their online calendar will also be updated for the benefit of colleagues and assistants trying to schedule new appointments.

Application Integration: The BlackBerry 6750 features exceptional software integration, making it very easy to use. A single integrated address book and inbox serve all email, voice and SMS applications. And you can even click on an email address, telephone number or URL inside a message to automatically invoke an email message, call the telephone number or connect to the URL.

Java: Java 2 Micro Edition (J2ME) is a powerful industry development standard that is optimized for wireless devices and provides a programming environment for custom and commercial application development and deployment. In addition to Java handhelds, RIM offers a BlackBerry Development Environment for J2ME. Support for J2ME opens the BlackBerry platform to a large and growing developer community that currently includes more than three million Java developers.

BlackBerry Enterprise Server: Thousands of companies and government organizations around the world have deployed BlackBerry Enterprise Server software behind their firewall. BlackBerry Enterprise Server supports both Microsoft(R) Exchange and IBM Lotus(R) Domino(TM) environments with single mailbox integration and provides IT departments with centralized administration, end-to-end security (using Triple DES encryption), multi-network support and a powerful development platform.

BlackBerry Web Client*: In addition to the enterprise email integration option enabled by BlackBerry Enterprise Server, RIM has introduced a new web-based application called BlackBerry Web Client. It supports ISP email accounts through the POP3 protocol and allows users to access multiple existing email accounts from a single BlackBerry handheld (including a default web mail account provided with each handheld). BlackBerry Web Client appeals to customers that do not currently use Microsoft Exchange or IBM Lotus Domino and also those users that wish to access a personal email account in addition to their enterprise email account. BlackBerry 6750 customers can use the BlackBerry Web Client application to select their ISP accounts, access their web mail account, configure settings, define email filters and set auto signatures. Note: IT departments running BlackBerry Enterprise Server retain the ability to centrally control and implement policies on handhelds that prevent access to personal ISP accounts.

CDMA2000 1X: The BlackBerry 6750 is a dual band handheld that operates on 800/1900 MHz CDMA2000 1X (Code Division Multiple Access) wireless networks. The CDMA2000 1X standard enables the evolution from low-speed, circuit switched networks to high-speed packet data.

PRICING AND AVAILABILITY

Handheld/airtime pricing and roaming services are determined by network carriers and will vary based on specific service plans. The BlackBerry 6750 is currently in customer trials in the U.S. and Canada and is expected to be available through Verizon Wireless in the U.S. and Bell Mobility in Canada in the first quarter of 2003.

NOTE TO EDITORS: To download images of the new BlackBerry 6750, plus other RIM products and corporate images, please visit:
http://www.rim.com/news/kit/media/downloads/index.shtml.


About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

                                     # # #

Media Contact:
Scott Pollard
Brodeur Worldwide for RIM
212.771.3644
spollard@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net

* Check with service providers for availability and service plans
+ Requires BlackBerry Enterprise Server v.2.1 or higher

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, whether RIM and Verizon Wireless or Bell Mobility will enter into a definitive agreement, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's, Verizon Wireless' and Bell Mobility's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's, Verizon Wireless' and Bell Mobility's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities. Verizon Wireless, Bell Mobility and RIM assume no obligation to update the forward-looking information contained in this press release, except as otherwise required by applicable law.

                                  SIGNATURES

        Pursuant to the requirement of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              Research In Motion Limited
                                         --------------------------------------
                                                    (Registrant)

Date:  December 5, 2002               By: /s/ Rob Duncan
       ------------------------          --------------------------------------
                                                   (Signature)
                                           Rob Duncan
                                           VP, Corporate Controller